Gleaves Swearingen Potter & Scott LLP

                        September 9, 2008

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Terry French, Accountant Branch Chief
       Gopal Dharia, Staff Accountant

        Re:           New World Brands, Inc.
              Form 10-KSB for the year December 31, 2007
              Filed April 16, 2008
              File No. 033-91432
Gentlemen:

                   On behalf of New World Brands, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1934, as amended, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a copy of the revised Item 8A to the Company’s Amended Annual Report on Form 10-KSB/A2 (the “Amended Report No. 2”).  This Amended Report No. 2 reflects certain revisions to Item 8A of the Company’s Amended Annual Report on Form 10-KSB/A (the “Amended Report No. 1”), as filed with the Commission on May 13, 2008, in response to the comment letter addressed to Shehryar Wahid, dated July 17, 2008 (the “Comment Letter”), from the staff of the Commission (the “Staff”).  We note that the Amended Report No. 1 amended certain portions of the Company’s Annual Report on Form 10-KSB, filed with the Commission on April 16, 2008, but the Amended Report No. 1 did not alter the text of Item 8A.

We further note that while the Company does not dispute that the SEC both mailed and faxed the Comment Letter to the Company at the Company’s proper address and fax number, the Company does not have record of receiving the Comment Letter.  The Company has at all times made its best efforts to respond promptly to all communications from the Commission, and any delay by the Company in responding to the Comment Letter was inadvertent.

This letter contains the Company’s responses to the Staff’s comments in the Comment Letter.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with our responses set forth immediately under the comment.

1.	While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as

Securities Exchange Commission
September 9, 2008

required by Item 308T(a)(3) of Regulation S-B.  Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.

Response: The Company has added the requested disclosure in the form of the revised Item 8A  on Amended Report No. 2 for the year ended December 31, 2007.

2.
[P]lease consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

Response: The Company has added the requested disclosure in the form of the revised Item 8A on Amended Report No. 2 for the year ended December 31, 2007.

Company management, including the Company’s Chief Executive Officer and Chief Financial Officer, performed its assessment of internal controls over financial reporting as of December 31, 2007 and included in Amended Report No. 1 what it believed was the appropriate disclosure information.  The Staff determined that management failed to provide the disclosure required by Item 308T(a)(3) of Regulation S-K, and, accordingly, the Company hereby is amending its disclosure and report in response to the Comment Letter.  In the opinion of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company’s failure to provide the disclosure required by Item 308T(a)(3) does not impact management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.

In connection with the responses to your comments, New World Brands, Inc. hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (541) 686-8833.

                       Sincerely,

                       /s/ Ian T. Richardson
                    Ian T. Richardson

cc:           David M. Kamrat
Shehryar Wahid
Tonya M. Smith

Item 8A(T).              Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Amended Annual Report on Form 10-KSB/A2 (the “Amended Report No. 2”), the Company carried out an evaluation required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is (i) accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

In a letter dated July 17, 2008 (the “SEC Comment Letter”), the SEC notified the Company that it failed to include the appropriate disclosures relating to internal controls in its Amended Annual Report on Form 10-KSB/A (the “Amended Report No. 1”), filed with the SEC on May 13, 2008. While the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, performed its assessment of internal controls over financial reporting as of December 31, 2007 and included in the Amended Report No. 1 what it believed was the appropriate disclosure information, the SEC determined that management failed to provide the disclosure required by Item 308T(a)(3).  Accordingly, the Company hereby is amending its Amended Report No. 1 in response to the SEC Comment Letter to the Company.  In the opinion of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company’s failure to provide the disclosure required by Item 308T(a)(3) does not impact management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system is designed to provide reasonable assurance to the Company regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements under all potential conditions. Therefore, effective internal control over financial reporting provides only reasonable, and not absolute, assurance that a restatement of the Company’s financial statements would be prevented or detected.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its assessment under that framework and the criteria established therein, the Company’s management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

This Amended Report No. 2 does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Amended Report No. 2.

Changes in Internal Controls

During the fourth quarter of 2007, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.